August 9, 2018

Kevin S. Crutchfield
Chief Executive Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620

       Re: Contura Energy, Inc.
           Draft Registration Statement on Form S-4
           Submitted July 16, 2018
           CIK No. 0001704715

Dear Mr. Crutchfield:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-4

Cover Page

1. Please disclose the total amount of securities offered. See Item 1 of Form S-4 and Item
       501(b)(2) of Regulation S-K.
Summary, page 7

2. Please provide Contura's contact information. See Item 3(a) of Form S-4. Kevin S. Crutchfield
FirstName LastNameKevin S. Crutchfield
Contura Energy, Inc.
Comapany2018
August 9, NameContura Energy, Inc.
August 9, 2018 Page 2
Page 2
FirstName LastName
Material Contracts Between Contura and Alpha, page 133

3. Please describe the material terms of the 2016 asset purchase agreement between Contura and Alpha. See Item 6 of Form S-4.
The Coal Industry, page 160

4. We note you intend to sell your steam coal products domestically in the Northern
         & Central Appalachia markets. We also note you plan to market metallurgical coals as
         Mid-Vol and High-Vol A coals domestically or overseas either in the Atlantic or Pacific
         Seaborne Market regions. Please modify your filing to provide a chart or graph presenting the 5-year historical coal pricing for your targeted markets, e.g. the Northern/Central
         Appalachian or Mid-Vol and High-Vol A, and discuss the coal relevant quality specifications for these respective markets.
Coal Reserves, page 167

5.       We note your reserves were audited by Marshall Miller & Associates.
They
         reviewed/audited your reserve methodologies, assumptions, modifying factors, and also prepared an independent pro-forma economic analysis for your ultimate coal reserve determination. Please forward to our engineer as supplemental information and not as part of your filing, the audit report and pro-forma economic analysis that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

         To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of
         Regulation C.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.
Costs & Calculations, page 172

6. We note your reserves are classified based on the clean coal costs per ton that are less than the two-year historical sales price. Please state the two-year historical sales price used in your filing.
 Kevin S. Crutchfield
FirstName LastNameKevin S. Crutchfield
Contura Energy, Inc.
Comapany2018
August 9, NameContura Energy, Inc.
August 9, 2018 Page 3
Page 3
FirstName LastName
Marketing, Sales and Customer Contracts, page 175

7. We note your risk factor disclosure on page 41 that Contura's largest customer during the year ended December 31, 2017 accounted for approximately 16% of its total coal revenues, and Alpha's largest customer (other than Contura) during the year ended
         December 31, 2017 accounted for approximately 28% of its total coal revenues (excluding coal revenues from sales to Contura). Please disclose the names these largest customers or advise. See Item 101(c)(1)(vii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations ANR
Cash Flows, page 251

8. You disclose that the net cash used in investing activities for ANR's discontinued
         operations was $202.8 million for the year ended December 31, 2017 which differs from the $144.5 million disclosed on page F-106. Please tell us why these amounts differ or revise your disclosure.
Material United States Federal Income Tax Consequences of the Mergers, page 308

9. Because you represent that each merger will qualify as a "reorganization" and a U.S.
         Holder will not recognize any gain or loss upon the receipt of Contura common stock, please file a tax opinion. See Item 601(b)(8) of Regulation S-K. Also provide disclosure in the filing regarding the tax opinion. For guidance, see Section III of Staff Legal
         Bulletin No. 19 (CF).
Contura Financial Statements
(4) Discontinued Operations, page F-21

10. Please provide us with your analysis supporting your presentation of the PRB operations as a discontinued operation considering your Back-to-Back Coal Supply Agreement with the buyer.
Unaudited Pro Forma Combined Financial Information of Contura and Alpha Unaudited Pro Forma Condensed Combined Statements of Operations, page F-182

11. Please present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statements of operations along with the number of shares used to compute such per share data. Refer to
         Article11-02(b)(7) of Regulation S-X.
Notes to Pro Forma Condensed Combined Financial Information
M. Adjustments to Asset Retirement Obligations, page F-189

12. We note that your pro forma adjustment to reflect the estimated fair value of Alpha's asset retirement obligation is increasing the liability from $53.3 million to $199.6 million.
 Kevin S. Crutchfield
Contura Energy, Inc.
August 9, 2018
Page 4
      Please explain to us why this adjustment is so significant and include the key assumptions you have made.
       You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at 202-551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

FirstName LastNameKevin S. Crutchfield                     Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameContura Energy, Inc.
                                                           Mining
August 9, 2018 Page 4
cc:       Byron B. Rooney
FirstName LastName